

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 2, 2010

VIA U.S. MAIL (212) 930-9725

Mr. David Bruce Hong
Chief Executive Officer and Chief Financial Officer
Biofield Corp.
175 Strafford Avenue, Suite one
Wayne, PA 19087

> **RE: Biofield Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009, June 30, 2009 and September 30, 2009**
> **File No. 000-27848**

Dear Mr. Hong:

      We have reviewed your filings and correspondence dated February 1, 2010 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statement of Stockholders' Deficit, page F-5

Note 12 – Stockholders' Equity, page F-21

1.   We note your response to our prior comment 1 and amendment number 2 to Form 10-K filed on February 1, 2010. In future filings, if you intend to amend MD&A, please ensure that you file the complete Item.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures, page 12

2.   We note your response to our previous comment 3. Although you state that you revised your filings to provide a clear conclusion of the effectiveness of internal controls over financial reporting, your amended Form 10-Q filed February1, 2010 does not contain any such revision. In future filings, to avoid confusion, when addressing the changes in internal control over financial reporting, state clearly whether any such changes occurred. As we noted, you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. If such an assessment was performed as of September 30, 2009, revise to provide a clear conclusion of the *effectiveness* of internal control over financial reporting as described in Exchange Act Rules 13a-15(f) and 15d-15(f) in your amended Form 10-Q. Otherwise, please revise future filings to remove the disclosure regarding the evaluation or assessment of internal control over financial reporting as of September 30, 2009.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief